04-04-07 11:14 From-RAS T-132 P.02/03 F-552



07001787

Rec'd 4/11/07

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 1 1 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number
Expires
Estimated average burden hours per response

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8511

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/06 (MM/DD/YY) AND ENDING 02/28/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST MUTUAL PLANNING CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7370 S. ORIOLE BLVD. #601C
(No. and Street)

DELRAY BEACH (City) FL (State) 33446 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT ZUCKER 561-392-5779
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name — if individual, state last, first, middle name)

1801 N. MILITARY TRAIL SUITE 160 (Address) BOCA RATON (City), FL (State) 33431 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 2 4 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (2-89)

OATH OR AFFIRMATION

I, HERBERT ABELOW, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST MUTUAL PLANNING CORP., as of FEBRUARY 28, 19 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

EDGAR M. PEREZ
Notary Public - State of Florida
My Commission Expires Nov 24, 2010
Commission # DD 597076
Bonded By National Notary Assn.

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

3/89

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [16] 2) Rule 17a-5(b) [17] 3) Rule 17a-11 [18]

4) Special request by designated examining authority [19] 5) Other [26]

NAME OF BROKER-DEALER

FIRST MUTUAL PLANNING CORP. [13]

SEC FILE NO. 8-8511 [14]

FIRM ID. NO. 11-965125 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

7370 S. ORIOLE BLVD. #601C [20]
(No. and Street)

DELRAY BEACH [21] FL [22] 33446 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY) 03-01-06 [24]

AND ENDING (MM/DD/YY) 02-28-07 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT ZUCKER [30]

(Area Code)—Telephone No. (561) 392-5779 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [40] NO [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ______________ day of ______________ 19 ______

Manual signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER FIRST MUTUAL PLANNING CORP. N 3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 02/28/07 [99]
SEC FILE NO. 8-8511 [98]
Consolidated [198]
Unconsolidated [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 17325 [200]		$ 17325 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	[300]	$ [550]	[810]
3. Receivables from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]	[470]	[640]	[890]
7. Secured demand notes: market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[90]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[91]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	[680]	[9]
11. Other assets	[535]	[735]	[9]
12. TOTAL ASSETS	$ 17325 [540]	$ [740]	$ 17325 [9]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER FIRST MUTUAL PLANNING CORP. as of 2/28/07

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities			A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable			$	1045	$	1255	$	1470
14. Payable to brokers or dealers:								
A. Clearance account				1114		1315		1560
B. Other				1115		1305		1540
15. Payable to non-customers				1155		1355		1610
16. Securities sold not yet purchased, at market value						1360		1620
17. Accounts payable, accrued liabilities, expenses and other			2,740	1205		1385	2,740	1685
18. Notes and mortgages payable:								
A. Unsecured				1210				1690
B. Secured				1211		1390		1700
19. Liabilities subordinated to claims of general creditors:								
A. Cash borrowings:						1400		171[illegible]
1. from outsiders	$	970						
2. Includes equity subordination (15c3-1 (d)) of	$	980						
B. Securities borrowings, at market value:						1410		172[illegible]
from outsiders	$	990						
C. Pursuant to secured demand note collateral agreements:						1420		173[illegible]
1. from outsiders	$	1000						
2. Includes equity subordination (15c3-1 (d)) of	$	1010						
D. Exchange memberships contributed for use of company, at market value						1430		17[illegible]
E. Accounts and other borrowings not qualified for net capital purposes				1220		1440		17[illegible]
20. TOTAL LIABILITIES			$ 2,740	1230	$	1450	$ 2,740	17[illegible]

Ownership Equity

21. Sole proprietorship		$	1[illegible]
22. Partnership (limited partners	$	1020	) 1[illegible]
23. Corporation:			1[illegible]
A. Preferred stock			1[illegible]
B. Common stock		2000	1[illegible]
C. Additional paid-in capital		10180	1[illegible]
D. Retained earnings		2403	1[illegible]
E. Total			1[illegible]
F. Less capital stock in treasury		( )	[illegible]
24. TOTAL OWNERSHIP EQUITY		$ 14583	[illegible]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 17325	[illegible]

OMIT PEN[illegible]

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER FIRST MUTUAL PLANNING CORP. as of 2/28/07

COMPUTATION OF NET CAPITAL

Item			Amount	Code
1. Total ownership equity from Statement of Financial Condition			$ 14585	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			14585	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	( )	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 14585	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	( )	37[illegible]
10. Net Capital			$ 14585	37[illegible]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER FIRST MUTUAL PLANNING CORP. as of 2/28/07

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Line	Item	Amount	Box
11.	Minimum net capital required (6-2/3% of line 19)	$ 183	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5000	3760
14.	Excess net capital (line 10 less 13)	$ 9585	377
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	378

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Item	Sub-amount	Box	Amount	Box
16.	Total A.I. liabilities from Statement of Financial Condition			$ 2740	379
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	383
19.	Total aggregate indebtedness			$ 2740	384
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			%	385
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	386

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line	Item	Amount	Box
22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	38
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	38
24.	Net capital requirement (greater of line 22 or 23)	$	37
25.	Excess net capital (line 10 less 24)	$	39
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	39

OMIT PENI

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER FIRST MUTUAL PLANNING CORP.

For the period (MMDDYY) from 2/01/06 [3932] to 2/28/07 [3933]
Number of months included in this statement [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item	Amount	Code
1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions	8696	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	833	3995
9. Total revenue	$ 9529	4030

EXPENSES

Item		Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers		$	41
11. Other employee compensation and benefits			41
12. Commissions paid to other broker-dealers			41
13. Interest expense			40
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses		1400	41
15. Other expenses		9220	41
16. Total expenses		$ 10620	42

NET INCOME

Item		Amount	Code
17. Net Income (loss) before Federal Income taxes and items below (Item 9 less Item 16)		$ (1091)	4
18. Provision for Federal income taxes (for parent only)			4
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4
a. After Federal income taxes of	[4238]		
20. Extraordinary gains (losses)			4
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			4
22. Net income (loss) after Federal income taxes and extraordinary items		$ <1091>	4

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	4

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER FIRST MUTUAL PLANNING CORP

For the period (MMDDYY) from 3/1/06 to 2/28/07

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 15676	4240
A. Net income (loss)			(1091)	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 14585	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ NONE	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ NONE	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER FIRST MUTUAL PLANNING CORP. as of 02/28/07

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)
   - A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... 2500 [4550]
   - B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [4560]
   - C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm [4335] .... [4570]
   - D. (k) (3)—Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be With-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ [4699]

OMIT PENNIES

Instructions. Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

Robert W. Zucker, C.P.A., P.A.
1801 N. Military Trail, Suite 160
Boca Raton, FL 33431
Tel: 561 392-5779 Fax: 561 392-5751

To the Board of Directors of;

FIRST MUTUAL PLANNING CORP.

We have audited the financial statements of First Mutual Planning Corp. for the period ended February 28, 2007 and have issued a report thereon dated March 25, 2007. As part of the audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of the study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (II) and the procedures for determining compliance with the exemptive provisions of Rule 15c 3-3 . No facts came to our attention indicating that the exemption conditions had not been in compliance. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts and verifications and recording of differences required by Rule 17a- 13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures can be expected to achieve the Commission's objectives. The objectives of a system and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the above paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors and irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our considerations of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure including procedures for safeguarding securities that we consider to be a material weakness as defined above.
We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph o f this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Bases on this understanding and our study, we believe that the Company's practices and procedures were adequate at February 28, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and any other regulatory agencies which rely on Rule 17a- 5 (g) under the Securities Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Robert W. Zucker, C. P.A., P. A.

March 25, 2007

Robert W. Zucker, C.P.A., P.A.
1801 N. Military Trail, Suite 160
Boca Raton, FL 33431
Tel: 561 392-5779 Fax: 561 392-5751

March 25, 2007

Securities and Exchange Commission
26 Federal Plaza
New York, N. Y. 10007

Gentlemen:

Our examination of the Focus Report, Form X-17A, Part III of First Mutual Planning Corp. included a review of the procedure for safeguarding securities and computation of net worth with the requirements prescribed by the Securities and Exchange Commission and the NASD

There is no material difference between the computations of net capital of the unaudited statements as of February 28, 2006.

Sincerely,



Robert W. Zucker, C. P.A., P.A.

Robert W. Zucker, C.P.A., P.A.
1801 N. Military Trial, Suite 160
Boca Raton, FL 33431
Tel: 561 392-5779 Fax: 561 392-5751

March 25, 2007

Securities and Exchange Commission
26 Federal Plaza
New York, N. Y. 10007

Gentlemen:

We hereby certify that First Mutual Planning Corp. is not required to be a SIPIC member by virtue of Section 3(a) (2) of the SIPC Act, and that a claim for exclusion from membership was consistent with income reported. The certification of Exclusion from Membership (Form SIPC-3) was filed in Washington, D. C.

Sincerely,



Robert W. Zucker, C. P.A., P. A.

Robert W. Zucker, C.P.A., P.A.
1801 N. Military Trail, Suite 160
Boca Raton, FL 33431
Tel: 561 392-5779 Fax: 561 392-5751

To the Board of Directors of:

FIRST MUTUAL PLANNING CORP.

We have examined the Focus Report, Form X-17A, Part III and its related statements as of February 28, 2007. Our examination was made in accordance with generally accepted auditing standards and with audit requirements prescribed by the Securities and Exchange Commission and the NASD, and accordingly included a review of the accounting system and the internal accounting control and such tests thereof for the period since the prior examination date February 29, 2006 and of the accounting records and such other auditing procedures as we considered necessary in the circumstances

In our opinion the accompanying Focus Report, Form X-17A, Part III and its related statements of First Mutual Planning Corp. as of February 28, 2007 present fairly the information required in the form prescribed by the Securities and Exchange Commission and the NASD in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding year.



Robert W. Zucker, C. P.A. , P. A.

March 25, 2007

FIRST MUTUAL PLANNING CORP.
FINANCIAL STATEMENTS
FEBRUARY 28, 2007

FIRST MUTUAL PLANNING CORP.

CONTENTS

	Pages
Accountant's Report	1
Balance Sheet	2
Statement of Income and Retained Earnings	3
Statement of Cash Flows	4

Robert W. Zucker, C.P.A., P.A.
1801 N. Military Trail, Suite 160
Boca Raton, FL 33431
Tel: 561 392-5779 Fax: 561 392-5751

To the Stockholder and Board of Directors of:

FIRST MUTUAL PLANNING CORP.

We have audited the accompanying Balance Sheet of

FIRST MUTUAL PLANNING CORP.

as of February 28, 2007 and the related Statements of Income, Retained Earnings and Cash Flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

On our opinion the financial statements referred to above present fairly, in all material aspects, the financial position of the FIRST MUTUAL PLANNING CORP. at February 28, 2007 and results of operations and cash flows for the year ended in conformity with generally accepted accounting principles.



Robert W. Zucker, C. P. A., P. A.

March 25, 2007

FIRST MUTUAL PLANNING CORP.
BALANCE SHEET
FEBRUARY 28, 2007

ASSETS

Current Assets:		
Cash & Cash Equivalents	$ 17,325	
Total Current Assets		$ 17,325
Equipment:		
Office Equipment	7,291	
Less Accumulated Depreciation	7,291	
Equipment-Net		0
TOTAL ASSETS		$ 17,325

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accrued Expenses	$ 1,800	
Misc. Payable	940	
Total Current Liabilities		$ 2,740
Stockholder's Equity		
Capital Stock	2,000	
Paid-in-Capital	10,180	
Retained Earnings	2,405	
Total Stockholder's Equity		14,585
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 17,325

FIRST MUTUAL PLANNING CORP.
INCOME STATEMENT AND RETAINED EARNINGS
FOR THE YEAR ENDED FEBRUARY 28, 2007

INCOME:		
Commissions	$ 8,696	
Interest	833	
TOTAL INCOME		$ 9,529
EXPENSES:		
Office Overhead	950	
Insurance	1,400	
Rent	3,000	
Telephone	2,070	
Taxes and Licenses	100	
Regulatory Fees	1,400	
Professional Fees	1,700	
TOTAL EXPENSES		10,620
Net (Loss)		(1,091)
Retained Earnings March 1, 2006		3,496
RETAINED EARNINGS FEBRUARY 28, 2007		$ 2,405

See Accountant's Report Dated March 25, 2007

FIRST MUTUAL PLANNING CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED FEBRUARY 28, 2007

Cash (Used) By Operations	$ (1,091)
Adjustments to Reconcile Net (Loss) to Net Cash (Used) By Operating Activities	
Changes in Assets and Liabilities	1,140
Net Cash Provided by Operating Activities	49
Net Increase in Cash and Cash Equivalents	49
Cash and Cash Equivalents Beginning of Year	17,276
CASH AND CASH EQUIVALENTS END OF YEAR	$ 17,325

See Accountant's Report Dated March 25, 2007

END